EXHIBIT 3.4

                                    AGREEMENT

      THIS AGREEMENT (the "AGREEMENT") is made and entered into as of this 17th day of February, 2004 by and among (a) Arwol Holdings Ltd. ("ARWOL") (b) Macpell Industries Ltd. ("MACPELL" and, collectively with Arwol, the "SELLERS"), and (c) Norfet, Limited Partnership (the "PURCHASER"), a limited partnership registered under the laws of the State of Israel.

      WHEREAS, the Purchaser is an Israeli limited partnership wholly owned by
(x) N.D.M.S Ltd. ("NDMS"), an Israeli private company, controlled by FIMI Opportunity Fund, L.P. (the "DELAWARE FUND"), a limited partnership formed under the laws of the State of Delaware, (y) FIMI Israel Opportunity Fund, Limited Partnership (the "ISRAELI FUND"), a limited partnership, formed under the laws of the State of Israel, and (z) certain designees and co-investors listed in EXHIBIT A attached hereto (collectively with the Delaware Fund and the Israeli Fund, the "FUND");

      WHEREAS, Arwol is a private Israeli company wholly owned by Arie Wolfson;

      WHEREAS, Macpell is an Israeli public company whose shares are traded on the Tel Aviv Stock Exchange;

      WHEREAS, Tefron Ltd. (the "COMPANY"), is an Israeli public company whose shares are traded on the New York Stock Exchange (the "NYSE");

      WHEREAS, the Purchaser had offered Arwol to purchase 1,365,000 Series A Ordinary Shares of the Company, nominal value NIS 1.00 each (the "PURCHASED SHARES") and, as a material condition for such purchase at the price and under the terms provided herein, had desired to establish certain terms regarding their cooperation as controlling shareholders of the Company as set forth herein;

      WHEREAS, at the request of Arwol, the Purchaser agreed to Arwol's offering Macpell to participate in such sale and to sell up to 50% of the Purchased Shares;

      WHEREAS, Macpell has decided to sell 50% of the Purchased Shares, such that each of Macpell and Arwol shall sell to the Purchaser 682,500 Series A Ordinary Shares of the Company, together constituting the entire amount of the Purchased Shares;

      WHEREAS, on even date hereof, the Purchaser is entering into a Share Purchase Agreement (the "TEFRON PURCHASE AGREEMENT") with the Company, pursuant to which it will purchase 3,529,412 Series A Ordinary Shares of the Company. Immediately following the consummation of the purchase transactions contemplated herein and in the Tefron Purchase Agreement, the Purchaser will hold 4,894,412 Series A Ordinary Shares of the Company, representing approximately 30.7% of the Company's issued share capital (excluding shares held by the Company's subsidiary) and Arwol and Macpell will, collectively, hold at least 4,842,325 Series A Ordinary Shares of the Company representing approximately 30.37% of the Company's issued share capital (excluding shares held by the Company's subsidiary); and

      WHEREAS, the parties wish to set forth the terms and conditions of the sale of the Purchased Shares to the Purchaser and the terms and conditions applicable to the parties' relationship as of the Closing (as defined below), all according to the terms and conditions herein contained.

      NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                               PURCHASE OF SHARES;
                             PURCHASE PRICE; CLOSING

1.1 PURCHASE OF SHARES.

Subject to the terms and conditions hereof and in reliance upon the representations, warranties and agreements contained herein, at the Closing, each of the Sellers shall sell to the Purchaser, and the Purchaser shall purchase from each of the Sellers 682,500 Series A Ordinary Shares of the Company (together constituting the entire number of Purchased Shares), free from all Encumbrances (as defined below), for a price per share equal to US$ 5.538 for each of the Purchased Shares (the "PRICE PER SHARE"), which amounts to an aggregate purchase price equal to US$ 7,559,370 (the "PURCHASE PRICE").

Notwithstanding anything to the contrary herein, upon their mutual written notice to the Purchaser (to be delivered by no later than three (3) business days before the Closing) Macpell and Arwol shall be entitled to change the amount of shares to be sold by each of them, without the need to receive the Purchaser's approval, provided however, that in any event the aggregate amount of the Purchased Shares to be sold by both Sellers shall be 1,365,000 and shall not affect their respective undertakings pursuant to Article V below.

For the purpose of avoiding any doubt, it is hereby clarified that the representations and undertakings taken by Macpell and Arwol herein are given severally, and none of Sellers shall bear any responsibility for the other's act, omission or breach of this Agreement; however, none of the sale transactions contemplated herein shall be effectuated unless the other is simultaneously effectuated as well, in a manner that the Purchaser shall purchase the entire amount, and not less than the entire amount, of the Purchased Shares.

(b) PRICE PER SHARE ADJUSTMENTS

Notwithstanding the foregoing, in the event that the Company's earnings before income tax, depreciation and amortization (the "EBITDA") (excluding (i) the EBITDA of Alba Health LLC ("ALBAHEALTH") to the extent it exceeds zero and (ii) any increase in the EBITDA of Alba Waldensian, Inc. ("ALBA") as a result of the exercise of the Put Option (as such term is defined in the Tefron Purchase Agreement) for fiscal year 2004 (the "2004 EBITDA"), as set forth in the Company's audited consolidated financial statements for the year ending on December 31, 2004 (the "2004 FINANCIALS"), is less than US$23 million, then the Price Per Share shall be adjusted as follows: (i) if the Company's EBITDA is equal to or lower than US$16 million, then the Price Per Share will be retroactively reduced by US$0.75 (i.e., to US$4.788), and (ii) if the Company's EBITDA is higher than US$16 million but lower than US$23 million, the Price Per Share will be retroactively reduced, as follows:

PPS= 5.538 - 0.75*[X]

X=[(23,000,000 -2004 EBITDA)/1,000,000]/7]

The Price Per Share, as reduced, shall be referred to herein as the "ADJUSTED PPS".

In the event that the Adjusted PPS is not equal to the Price Per Share, each Seller, at its sole discretion, shall either (i) deliver to the Purchaser, within fourteen (14) business days following the release of the 2004 Financials, a number of additional Ordinary Shares (the "ADDITIONAL SHARES") that is equal to the difference between the number of Purchased Shares sold to the Purchaser by such Seller at the Closing and the number of Ordinary Shares that would have been delivered to the Purchaser by such Seller at the Closing had the original Price Per Share been equal to the Adjusted PPS, or (ii) pay the Purchaser, within ten (10) business days following the release of the 2004 Financials, a cash amount equal the difference between the Price Per Share and the Adjusted PPS per each share purchased by the Purchaser from such Seller hereunder.

     (c) PURCHASER'S ADDITIONAL PAYMENT UNDERTAKING. Without derogating from the above, in the event that during the three year period commencing at the date of the Closing the Purchaser shall sell, for cash or publicly traded securities (excluding publicly traded securities that are received in connection with a merger or a reorganization of the Company), at least 20% of the total number of the Company's Ordinary Shares it had purchased at the Closing and at the Tefron Closing, at an average price per share (adjusted for share combinations and splits) which, together with the total amount of dividends which had been distributed to the Purchaser with respect to each such share prior to the date it was sold, is equal to or higher than US$9.22 (the "SALE THRESHOLD"), then, on the third anniversary of the Closing, the Purchaser shall pay the Sellers an amount equal to the excess of such average price per share over the Sale threshold, but in any event not exceeding US$0.75, per each Purchased Share so sold by the Purchaser.

     (d) The provisions of Section 1.1(c) above shall also apply to the Purchaser's aggregate sales during the four year period commencing on the date of the Closing; provided, however, that the Sale Threshold in such case shall be US11.6 instead of US$9.22.

1.2 CLOSING; DELIVERIES.

The sale and purchase of the Purchased Shares shall take place at a closing (the "CLOSING") to be held at the offices of Naschitz, Brandes & Co., 5 Tuval St. Tel-Aviv 67897, at 10:00 AM, simultaneously with and contingent upon the closing (the "TEFRON CLOSING") of the issue and sale by the Company to the Purchaser of Series A Ordinary Shares of the Company pursuant to the Tefron Purchase Agreement, in the form attached hereto as SCHEDULE 1.2.

Without derogating from the provisions of Section 4 below, at the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

          (a) each Seller shall cause the portion of the Purchased Shares being sold by such Seller to be delivered to the Purchaser; and

          (b) the Purchaser shall deliver to each Seller, the portion of the Purchase Price equivalent to the applicable number of Purchased Shares sold by such Seller, by wire transfer of immediately available funds (which shall be denominated in U.S. Dollars) to such bank account as shall be designated by each Seller in writing.

                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of the Sellers, with respect to Sections 2.1 - 2.3 and 2.6, and only Arwol, with respect to Sections 2.4 - 2.5, hereby represents and warrants to the Purchaser (severally and not jointly) and acknowledges that the Purchaser is entering into this Agreement and the Tefron Purchase Agreement in reliance thereon, as follows:

2.1 AUTHORIZATION; BINDING AUTHORITY; ENFORCEABILITY.

          (a) This Agreement has been duly executed and delivered by it, and constitutes a legal, valid and binding obligation of such Seller, enforceable against it in accordance with its terms.

          (b) The execution of this Agreement by the Seller, the consummation of the transactions contemplated herein, and the fulfillment of this Agreement in accordance with its terms, will not conflict with or constitute a breach of any agreement to which such Seller is a party and will not trigger any right of first refusal, tag-along rights or pre-emptive rights.

2.2 OWNERSHIP; TITLE TO PURCHASED SHARES. It is the beneficial owner of the number of Purchased Shares to be sold by it at the Closing. It represents and warrants that at the Closing, it shall deliver to the Purchaser good title to, and all rights to vote, all of the shares constituting its part of the Purchased Shares, free and clear of any Encumbrances. For purposes of this Agreement, an "ENCUMBRANCE" shall mean any form of legal or security interest of a third party including but not limited to any lien, mortgage, pledge, charge, title retention, right to acquire, hypothecation, option or right of first refusal. Excluding a portion of the Purchased Shares that are being sold by Macpell, which were purchased by Macpell on the "open market", the Purchased Shares have not been registered under the securities laws of the United States and may only be sold on the NYSE following such registration or pursuant to an applicable exemption therefrom.

2.3 NO VIOLATIONS. Subject to Section 4.3 herein and except as set forth in
SCHEDULE 2.3 attached hereto, the execution, delivery and performance by the Seller of this Agreement will not (i) violate any applicable law; (ii) require any consents or approvals of, or filings or registrations with, any governmental agency, or regulatory authorities or any other party to any agreement to which such Seller is a party, which had not been received before the signing of this Agreement; (iii) to the Seller's knowledge, result in the breach of any material agreement or license to which the Company or any Seller is a party; or (iv) to the Seller's knowledge, require the Company or any Seller to obtain any consents or approvals from any governmental authority.

2.4 FINANCIAL STATEMENTS. The Purchaser has been provided with the consolidated audited balance sheets of the Company as of December 31, 2002, and the unaudited but reviewed financial statements for the nine month period ended September 30, 2003, and the related statements of income, cash-flow and statements of shareholders' equity of the Company for the periods then ended, together (in the case of the audited financial statements) with the notes thereto (the "FINANCIAL STATEMENTS").

The Financial Statements are accurate and complete in all material respects and present fairly the financial position of the Company as of their respective dates and the results of operations of the Company for the periods covered thereby. The Financial Statements have been prepared in accordance with United States generally accepted accounting principles, consistently applied throughout the periods covered. Since September 30, 2003, the Company's business has not suffered any material adverse change.

2.5. COMPLIANCE WITH SECURITIES RULES AND REGULATIONS. During the two year period immediately prior to the date hereof, the Company has timely filed all required forms, reports and documents with the Securities Exchange Commission (the "SEC"), each of which has complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT") and the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") and the rules and regulations promulgated thereunder, each as in effect on the dates such forms, reports and documents were filed. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each report, registration statement (on a form other than Form S-8) and definitive proxy statement filed by the Company with the SEC during the two year period immediately prior to the date hereof (the "COMPANY SEC DOCUMENTS"), including, any financial statements or schedules included or incorporated by reference therein, complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

2.6. ALL MATERIAL INFORMATION. The representations furnished to the Purchaser in connection with this Agreement, when taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

2.7. SELLERS' UNDERTAKING.

(a) The Sellers hereby undertake to vote all of the Tefron shares held or otherwise controlled by them in favor of the approval by the General Meeting of Shareholders of Tefron of the Tefron Purchase Agreement and the transactions contemplated therein.

(b) Arwol undertakes that if, under any applicable law, Macpell shall be required to convene a General Meeting of Shareholders for the purpose of approving the transactions contemplated herein, it shall vote(or cause the trustee to vote) all of the Macpell shares held or otherwise controlled by it in the General Meeting of Shareholders of Macpell in favor of the approval of such transactions, to the extent within its control.

                                   ARTICLE III
                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser makes the following representations and warranties to the Sellers:

3.1 ORGANIZATION. The Purchaser is a special purpose vehicle formed for the purpose of effecting the transactions contemplated herein and in the Tefron Purchase Agreement.

NDMS, the general partner of the Purchaser, is wholly owned by the Delaware Fund. NDMS has full and exclusive power to take any and all actions of behalf of the Purchaser and to exercise all rights of the Purchaser, including but not limited to, with respect to its interests in Tefron and its rights pursuant to this Agreement.

FIMI 2001 Ltd., the Managing General Partner of the Israeli Fund and the Delaware Fund, has full and exclusive power to take any and all actions on behalf of NDMS.

3.2  AUTHORIZATION; BINDING AUTHORITY; ENFORCEABILITY.

          (a) The Purchaser has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, to consummate the transactions contemplated hereby, and to purchase the Purchased Shares from the Sellers pursuant to the provisions of this Agreement.

          (b) This Agreement has been duly executed and delivered by the Purchaser, and constitutes the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms.

3.3 NO VIOLATIONS. The execution, delivery and performance by the Purchaser of this Agreement will not (i) violate any laws applicable to the Purchaser; (ii) violate, conflict with, terminate, modify or constitute a breach of, or a default under, the organizational documents of the Purchaser or any agreement to which the Purchaser is a party or a commitment to which it is obligated; or
(iii) require any consents or approvals from any governmental agency, or regulatory authorities or any other party to any agreement to which the Purchaser is a Party.

3.4. The entities comprising the Fund are sophisticated investors that have experience in business and financial matters and are capable of evaluating the merits and risks relevant to the Company and to the transaction contemplated by this Agreement.

3.5. The Purchaser has had adequate opportunity to ask questions and receive answers from the Sellers and to receive such other information as it has requested in order to evaluate the transactions contemplated herein, including, without limitations the Financial Statements and the Company SEC Documents).The Purchaser confirms that it has conducted legal and financial due diligence of the Company as it deemed appropriate and has reviewed the Company's SEC filings listed in SCHEDULE 3.5 attached hereto.

 3.6. The Purchaser is able to bear the economic risk associated with the purchase of the Purchased Shares. The Purchaser is acquiring the Purchased Shares for its own account for investment purposes only and not for the purpose of distributing or reselling the Shares. The Purchaser acknowledges that in making its decision to enter into the transactions contemplated herein, it has not relied on any information other than the representations and warranties set forth in this Agreement, the Tefron Purchase Agreement and public information filed with the NYSE.

 3.7 The Purchaser understands, acknowledges and agrees that all or a portion of the Purchased Shares have not been registered under the securities laws of any jurisdiction, and may not be transferred without such registration or an exemption therefrom. Until registered under the Securities Act or otherwise permitted under the Securities Act, all certificates evidencing any of the Purchased Shares shall bear a legend, prominently stamped or printed thereon, reading substantially as follows:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR THE AVAILABILITY OF AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS".

3.8 Nothing set forth in this Section 3 shall be deemed to detract from or otherwise prejudice the Purchaser's reliance on the Sellers' representations and warranties set forth in Section 2 above.

                                   ARTICLE IV

                              CONDITIONS TO CLOSING

4.1 CONDITIONS TO CLOSING OF THE PURCHASER:

The obligations of the Purchaser to purchase the Purchased Shares and transfer the Purchase Price at the Closing are subject to Section 4.3 herein and to the fulfillment at or before the Closing of the following conditions precedent, any one or more of which may be waived in writing, in whole or in part, by the Purchaser, which waiver shall be at the sole discretion of the Purchaser:

          (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties made by each of the Sellers in this Agreement shall be true and correct in all material respects as of the Closing as if made on the date hereof.

          (b) TEFRON CLOSING. All of the terms and conditions to the closing under the Tefron Purchase Agreement shall have been met and the Closing (as defined therein) shall have taken place.

          (c) BOARD OF DIRECTORS. The General Meeting of shareholders of the Company shall have approved, effective as of the Closing, the election to the Company's seven-member Board of Directors (not including external directors), of three members designated by the Purchaser, all in accordance with Section 5.1 below.

4.2 CONDITIONS TO CLOSING OF THE SELLERS.

The obligation of each of the Sellers to sell its part of the Purchased Shares at the Closing is subject to Section 4.3 herein and to the fulfillment at or before the Closing of the following condition, which may be waived in writing by both Sellers, collectively, which waiver shall be at the sole discretion of the
Sellers:

REPRESENTATIONS AND WARRANTIES. The representations and warranties made by the Purchaser in this Agreement shall be true and correct in all material respects as of the Closing as if made on the date hereof.

4.3 TERMINATION

      In either of the following cases, this Agreement shall become null and void and the parties will not have any claims against each other:

      (a) if the Tefron Closing is not consummated within 120 days (or a longer period, if approved in writing by the Purchaser and the Sellers) from the date of this Agreement; or

      (b) if under any applicable law Macpell shall be required to convene a General Meeting of Shareholders for the purpose of approving the transaction contemplated herein and such General Meeting does not approve such transactions.

             For the purpose of avoiding any doubt, it is hereby clarified that if such General Meeting of Shareholders of Macpell approves Macpell's participation in this Agreement with respect to its terms regarding the parties' relationship as of the Closing (Article V), but does not approve the sale by Macpell, pursuant to the provisions of this Agreement, of any of the Company's shares held by Macpell, then Arwol shall sell to the Purchaser the entire amount of the Purchased Shares, and this Agreement shall not be terminated by reason of this Sub-Section 4.3 (b).

                                    ARTICLE V

The parties to this Agreement (each shall be referred to in this Section 5 as a "SHAREHOLDER" and, collectively, the "SHAREHOLDERS") agree that concurrently with, and subject to, the Closing, the provisions contained in this Article V shall become effective and shall remain in effect throughout the term defined in
Section 5.10 herein. The Sellers acknowledge that the Purchaser is entering into this Agreement and the Tefron Purchase Agreement in reliance on the implementation of the provisions contained in this Article V.

5.1. BOARD OF DIRECTORS

          (a) The Shareholders hereby agree to vote all of the Series A Ordinary Shares of the Company (the "ORDINARY SHARES") now or hereafter owned or controlled by them (including without limitation, Ordinary Shares owned by them upon exercise of any options or warrants to purchase Ordinary Shares or other convertible securities of the Company or upon conversion of convertible securities of the Company into Ordinary Shares), whether beneficially or otherwise held by them, for the election to the Company's Board of Directors of:
(i) three members (of whom at least one shall be female and at least one shall qualify as an "Independent Director" as such term is defined under the rules applicable to companies listed on the NYSE) and, subject to applicable law and as of the Company's first Annual General Meeting in 2004 - one external director, that shall be designated by the Purchaser, (ii) three members (of whom at least one shall qualify as an Independent Director and shall qualify as a "Financial Expert" (as such term is defined under the rules applicable to companies listed on the NYSE) and, subject to applicable law and as of the Company's first Annual General Meeting in 2004 - one external director, that shall be designated by the Sellers, and (iii) the Company's Chief Executive Officer.

      It is hereby agreed between Macpell and Arwol with respect to sub-paragraph (ii) above, that the Sellers' nominees for directors shall be chosen and divided between the Sellers as follows: (a) each of the Sellers shall have the right to choose such number of nominees which bears the same ratio to the total number of the Sellers' nominees (as described in said sub-paragraph
(ii)), as the ratio that the number of its Ordinary Shares bears to the total number of Ordinary Shares held by both Sellers (with respect to Arwol - rounded down to the nearest whole number of nominees, but not less than one nominee; and with respect to Macpell - rounded up to the nearest whole number of nominees, but not less than one nominee) ; (b) notwithstanding sub-paragraph (a) above, if the number of Ordinary Shares held by one of the Sellers is equal or greater than five times the number of Ordinary Shares held by the other Seller, the latter will have no right to choose a nominee, and all of the Sellers' nominees shall be chosen by the first.

      It is hereby clarified that the Sellers may decide (subject to any approval required under applicable law) to change their nominees' allocation mechanism described in the immediately preceding paragraph, without the need for any approval from the Purchaser. For the purpose of Section 5.1(a)(ii) herein, the Purchaser shall be bound to act (vote) only according to a written notice signed by both Macpell and Arwol.

          (b) The Shareholders confirm that the Company's Chairman, Mr. Arie Wolfson, has agreed to remain in office until the Company's first Annual General Meeting of Shareholders in calendar year 2005 (which General Meeting of Shareholders shall be convened by no later than July 31, 2005). Subject to the provisions of applicable law, on or before such Annual General Meeting of Shareholders the Shareholders shall endeavor to agree on the identity of the Chairman as of and following such Annual General Meeting of Shareholders; PROVIDED, HOWEVER, that in the event that the Shareholders are unable to agree on the identity of the Chairman, each of the Purchaser and the Sellers (taken as a group) shall each be entitled to designate the Chairman for an 18 month period, provided that the Purchaser shall be the first to exercise such right for a period commencing on and as of the Company's first Annual General Meeting of Shareholders in calendar year 2005.

          (c) The Shareholders shall appoint an Executive Committee for consultation purposes, which shall comprise of Messrs. Arie Wolfson and Ishay Davidi or, in the event any of them cannot fulfill such duty, an alternate member will be appointed by the Sellers (if Arie Wolfson can not fulfill his duties) or the Purchaser (if Ishay Davidi cannot fulfill his duties). For the avoidance of doubt, the Executive Committee is not a committee of the Company and may not bind the Company in any way.

          (d) No Shareholder, or any officer, director, shareholder or employee of such Shareholder, makes any representation or warranty as to the fitness or competence of the nominee of any other party to this Agreement to the Company's Board of Directors by virtue of its execution of this Agreement or by voting in accordance with the provisions of this Agreement. For the avoidance of doubt, each Shareholder (and the directors designated by it) shall be solely responsible for the compliance of its designee(s) with the requirements of applicable law relating to director's competency (including, without limitations, the provisions of Sections 226, 227 and 228 of the Companies Law, 1999 (the "COMPANIES LAW").

          (e) In the event of any share split, share dividend, recapitalization, reorganization or combination, the provisions of this Agreement shall apply also to any Ordinary Shares issued to the Shareholders with respect to, or in replacement of, their shareholdings in the Company prior to such act.

5.2. RIGHT OF FIRST OFFER; TAG-ALONG

          (a) If a Shareholder (the "SELLING PARTY") wishes to sell or otherwise transfer Ordinary Shares of the Company, such Shareholder shall be required to first make an offer to the other Shareholders (the "OFFEREES"), as set forth below.

          (b) The Selling Party shall send the Offerees a written offer in which the Selling Party shall specify the following information (the "OFFER"): (i) the number of Ordinary Shares that the Selling Party proposes to sell or transfer (the "OFFERED SHARES"); (ii) a representation and warranty that the Offered Shares shall be, at the time of their transfer, free and clear of Encumbrances; and (iii) the price that the Selling Party intends to receive in respect of the Offered Shares, which shall be stated in cash, together with the requested terms of payment thereof; (iv) the identity of the prospective purchaser or transferee, if any. The Offer shall constitute an irrevocable offer made by the Selling Party to sell to the Offerees the Offered Shares or to have such Offerees participate in such sale, all upon the terms specified in the Offer and as described below.

          (c) If the Offer specifies that it is contingent upon the purchase of all of the Offered Shares, the Selling Party shall be entitled to refuse to transfer the Ordinary Shares pursuant to the Offer to the Offerees if the Offerees do not wish to purchase all of the Offered Shares.

          (d) Each Offeree will notify the Selling Party within 10 business days of receipt of the Offer whether it (i) wishes to purchase all or any portion of the Offered Shares, or (ii) wishes to participate in the sale to a proposed purchaser specified in the Offer or, if there was no proposed purchaser at the time of the Offer, any other third party. If an Offeree did not give such notice electing any of the above (i) or (ii) alternatives, such Offeree shall be deemed to have notified that it does not wish to either buy the Offered Shares or participate in the sale thereof. In case that according to the Offerees' notifications, they wish to purchase more than the entire amount of the Offered Shares and they do not reach an agreement on the allocation of such Offered Shares, each Offeree shall be entitled to purchase its pro rata share of the Offered Shares. Each Offeree's pro rata share of the Offered Shares shall be a fraction, of which the number of Ordinary Shares of the Company owned by such Offeree on the date of the Offer shall be the numerator and the total number of Ordinary Shares of the Company held (on such date of the Offer) by all Offerees who wish to purchase the Offered Shares shall be the denominator.

          (e) If one or more of the Offerees agrees to purchase the Offered Shares on the terms specified in the Offer, the Offered Shares shall become the property of the Offeree(s) against payment of the consideration as specified in the Offer. If there remain any Ordinary Shares that have not been acquired by the Offerees and the Selling Party has not exercised its right to refuse to transfer any of the Offered Shares pursuant to the Offer (as set forth in sub-section (c) above), then subject to the Offerees' rights under sub-section
(f) below, the Selling Party may sell such Ordinary Shares or, if it has exercised its right under sub-section (c) above, all Offered Shares, the proposed purchaser specified in the Offer or, if there was no proposed purchaser at the time of the Offer, any other third party, provided that such sale is consummated (i) in a bona fide transaction within a 90 day period (ii) at a price that is not lower than that specified in the Offer; (iii) subject to payment terms that are no more favorable to the purchaser than those specified in the Offer, and (iv) provided that, unless the sale is consummated by means of "market trade", the transferee of the Offered Shares shall acknowledge in writing that it agrees to be bound by the provisions of this Section 5, as if it were an original party to this Agreement.

          (f) If an Offeree does not wish to accept the Offer but wishes to sell or otherwise transfer any or all of such Offeree's Ordinary Shares together with the Offered Shares being sold by the Selling Party, the Offeree (the "TAG ALONG SHAREHOLDER") shall, during such 10 business day period, have the right to notify the Selling Party of its intention to exercise its Tag Along Right pursuant to this sub-section (f) (the "TAG ALONG NOTICE"). Following the Tag Along Notice, the Tag Along Shareholder shall add to the Ordinary Shares being sold by the Selling Party to such proposed purchaser (the "PROPOSED PURCHASER") that number of Ordinary Shares which bears the same ratio to the total number of Ordinary Shares held by the Tag Along Shareholder, as the ratio that the number of the Offered Shares bears to the Selling Party's total number of Ordinary Shares of the Company, and upon the same terms and conditions under which the Selling Party's Ordinary Shares shall be sold. In the event that the Tag Along Shareholder exercises its rights hereunder, the Selling Party must cause the Proposed Purchaser to add such Ordinary Shares to the Offered Shares to be purchased by the Proposed Purchaser, as part of the sale agreement, or reduce the number of Ordinary Shares that it proposes to sell to the Proposed Purchaser (in which case, the Selling Party and any Tag Along Shareholder will contribute the identical portion of Ordinary Shares relative to their total shareholdings in the Company), and either conclude the transaction in accordance with such revised structure or withdraw from completing the transaction. Notwithstanding the foregoing, in the event that the exercise of the Tag-Along Right by an Offeree would result in such Offeree's non-compliance with the restrictions set forth in Sections 103 or 104 of the Israeli Tax Ordinance, to the extent then applicable to it, then, in lieu of participation in the proposed sale of Company shares to the Proposed Purchaser, such Offeree shall be entitled to sell on a later date, such number of Company shares which the Offeree would have been entitled to add to the Offered Shares sold to the Proposed Purchaser, and the restrictions on transfer set forth in this Section 2 shall not apply to such sale.

          (g) Notwithstanding the foregoing, the provisions of this Section 5.2 shall not apply to any transfer of Ordinary Shares by a Shareholder to its Permitted Transferees (provided that such Permitted Transferee shall acknowledge in writing that it agrees to be bound by the provisions of this Section 5, as if it were an original party to this part of the Agreement) nor to any transfer from Macpell to Arwol or from Arwol to Macpell. For purposes of this Agreement, the term "PERMITTED TRANSFEREES" shall mean (i) a transferee by operation of law; (ii) in the case of a transfer by a Selling Party that is an investment fund, any affiliated fund managed by the same general partner or management company or by an affiliate thereof and/or the investors of such investment fund,
(iii) an entity controlled by, controlling, or under common control with the Selling Party or any person set forth in (i) - (iii); (iv) an individual (and/or any of his immediate family members) controlling the Selling Party or any person set forth in (i) - (iii); and (v) a transferee in a swap (or substantially similar) transaction according to which the Selling Party receives shares of Macpell as consideration for Ordinary Shares in Tefron, in a manner that its holdings in Tefron, directly, and indirectly through Macpell, are not materially reduced.

          (h) Notwithstanding anything to the contrary, any transfer of Company shares by a Shareholder to any direct competitor of the Company or to any entity that is a "Controlling Shareholder" (as such term is defined in the Companies
Law) of a direct competitor of the Company, will require the prior written consent of each of the other Shareholders.

          (i) Notwithstanding the above, the sale by each of the Purchaser and the Sellers (taken as a group), in one or more instances, of shares of the Company constituting in the aggregate less than 2.7% of the Company's issued and outstanding share capital, shall not be subject to any of the restrictions on transfer set forth in this Section 2.

          (j) Notwithstanding the above, in the event that a banking institution realizes its pledge over Ordinary Shares of the Company held by a Shareholder and wishes to sell any or all of such shares, the other Shareholders, whose Ordinary Shares of the Company are not being sold by such banking institution, shall not be granted the Right of First Offer set forth in Sections 5.2(a)-(e) above or the Tag-Along Right set forth in Section 5.2(f) above with respect to such shares.

          (k) The restrictions set forth above shall also apply to a sale or other disposition of limited partnership interests in the Purchaser if, following such sale or disposition, the Fund would beneficially hold less than 50% of the aggregate partnership interests in the Purchaser or FIMI 2001 Ltd. shall no longer control the Purchaser.

5.3. DRAG ALONG

Notwithstanding anything to the contrary set forth in this Section 5, in the event that any of the Shareholders ("DRAG ALONG INITIATOR") secures a bona fide offer from any third party, in cash or publicly traded securities, to purchase all of the Ordinary Shares then held by, in cash or publicly traded securities, at a price per share (adjusted for allocation of dividend, bonus shares, splits etc.) of not less than US$10, provided that such price per share shall not be lower than 80% of the average of the closing prices of the Company's shares on the NYSE over the consecutive 60 trading days immediately preceding such sale, and the offeror conditions its offer on the acquisition of all the shares held by all of the other Shareholders at such time, such Shareholders will be required (subject to the provisions of the following paragraph), if so demanded by the Drag Along Initiator, to sell all of the shares of the Company then held by them to such offeror, at the same price and upon the same terms and conditions as those to which the sale by the Drag Along Initiator is subject. Notwithstanding the foregoing, in lieu of selling the shares, as demanded by the Drag Along Initiator, the other Shareholder(s) may acquire all of the Company's shares then held by the Drag Along Initiator at the price per share and upon the same terms and conditions as those to which the sale to the offeror would have been subject; PROVIDED, HOWEVER, that such acquisition of Company shares by the other Shareholder(s) shall be for cash only (and, if the consideration offered by the offeror is shares of a publicly traded entity, such shares shall be valued in accordance with the average closing price of such shares on the principal stock exchange on which they are traded over the 30 day period prior to such demand) and such cash amount shall be delivered to the Drag Along Initiator within 10 business days following its demand.

For the avoidance of doubt, an offer shall not be deemed bona fide if the Drag Along Initiator or any of its controlling parties is a "Baal Inyan" (as such term is defined in the Companies Law) in such third party or in the publicly traded entity whose shares are offered as consideration.

5.4. DISCUSSIONS PRIOR TO MEETINGS.

The Shareholders shall meet regularly and in any event prior to each General Meeting of shareholders of the Company and will review, discuss and attempt to reach a unified position with respect to principal issues on the agenda of each such meeting such as approval of any merger or acquisition, sale of all or substantially all of the Company's assets, etc. For the sake of avoiding any doubt, it is hereby clarified that this Section 5.4 shall not be interpreted as forcing any Shareholder to act or vote according to any position stated at such prior meeting, even if such position is acceptable to the other Shareholders (and even if such other Shareholders hold the majority of the Ordinary Shares).

5.5. DIVIDEND DISTRIBUTION.

The Shareholders shall formulate a mutually agreeable dividend distribution policy for the Company, which policy shall provide for the distribution of an annual amount, net after taxes (including withholding tax), of at least US$ 2 million with respect to calendar year 2004, and at least US$4.5 million, effective as of calendar year 2005, and shall utilize their best efforts to cause the Company to adopt such policy, subject to: (a) the provisions of applicable law (including NYSE requirements); (b) any undertaking and commitment made or to be made towards banks and other creditors; (c) the decision of the Company's Board of Directors, taking into account the Company's financial needs, investments and all other relevant aspects.

5.6. NO AGREEMENTS WITH OTHER SHAREHOLDERS OF THE COMPANY.

Excluding this Agreement, each Shareholder shall be prohibited from entering into any Stockholders Agreement (as defined herein) with any shareholder of the Company other than with any of the Shareholders; provided, however, that this Agreement shall prevail over any other agreement among any of the Shareholders.

For this Section 5.6, "Stockholders Agreement" means a voting or similar agreement, or any agreement relating to the exercise of voting rights in the Company, or any similar undertaking or commitment (including a unilateral commitment), whether in the form a written instrument or otherwise.

5.7. MANAGEMENT FEE. The Shareholders hereby agree to vote all of the Ordinary Shares of the Company now or hereafter owned or controlled by them, whether beneficially or otherwise held by them, in order to cause the Company (i) to pay the Purchaser (or any of its affiliates) the Management Fees (as more fully set forth in the Tefron Purchase Agreement), and (ii) as of the date on which Arie Wolfson no longer serves as the Chairman of the Company's Board of Directors (the "CHAIRMAN"), to pay Arie Wolfson or his designees for their services to the Company, an aggregate annual amount of $120,000.

5.8. PURCHASE OF SHARES FROM DISCOUNT INVESTMENT COMPANY LTD.("DISCOUNT"). Any Shareholder (the "ACQUIRING PARTY") wishing to purchase Ordinary Shares of the Company from Discount shall be required to offer, in writing, to the other Shareholders to participate in such purchase, at the price per share and upon the same terms and conditions applicable to the purchase of Company shares by the Acquiring Party. Each Shareholder will notify the Acquiring Party within 7 business days of its receipt of such offer if it wishes to participate in such purchase, and to purchase its pro rata portion of the Company shares to be purchased from Discount. In the event that a Shareholder does not provide the Acquiring Party with a written notice within such 10 day period, such Shareholder shall be deemed to have waived its right to participate in such purchase.

5.9. Notwithstanding anything to the contrary herein, the parties acknowledge that 3,588,210 Ordinary Shares of the Company owned by Macpell (the "PLEDGED SHARES") are subject to a pledge created for the benefit of Bank Hapoalim B.M pursuant to that certain Deed of Pledge dated June 17, 2003 and, accordingly, the Pledged Shares were transferred and are registered in the name of Poalim Trust Services Ltd., the trust company of Bank Hapoalim B.M. (collectively, the "BANK"). Pursuant to the terms of such pledge, upon the occurrence of certain conditions, the Bank will be free to vote the Pledged Shares and shall not be bound by the provisions of this Article V.

5.10. TERM OF ARTICLE V.

      (a) The provisions of this Article V shall remain in effect until the fifth anniversary of the Closing.

      (b) Notwithstanding the above, the Purchaser shall cease to have any rights or privileges under this Article V as of the first date on which the Purchaser holds less than 10% of the Company's issued share capital (on a non-diluted basis), and shall cease to bear any obligation or duty under this Article V as of the first date on which the Purchaser holds less than 5% of the Company's issued share capital (on a non-diluted basis);

      (c) Notwithstanding the above, the Sellers shall cease to have any rights or privileges under this Article V as of the first date in which the Sellers hold (in the aggregate) less than 10% of the Company's issued share capital (on a non-diluted basis), and each Seller shall cease to bear any obligation or duty under this
             Article V as of the first date on which such Seller holds less than 5% of the Company's issued share capital (on a non-diluted basis).

                                   ARTICLE VI

                                  MISCELLANEOUS

6.1. TAXES; COMMISSIONS. Any sales, stamp or transfer tax due upon the sale of any Purchased Shares by the Sellers to the Purchaser under this Agreement shall be borne by the Sellers (taken as a group) and the Purchaser in equal parts. In the event that Macpell sells to the Purchaser Ordinary Shares of the Company constituting less than 50% of the Offered Shares, the portion of expenses to be borne by the Sellers, shall be borne by Arwol and Macpell on a pro rata basis.

6.3. EXPENSES. Each party hereto shall pay its own expenses in connection with the negotiation and preparation of this Agreement and the related agreements and the consummation of the transactions contemplated hereby and thereby; provided, however, that if the Closing is effected, then at the Closing, each of the Sellers shall pay one half of the Purchaser's fees and expenses described above in an amount of US$17,000 plus VAT (i.e. an aggregate of US$34,000 plus VAT by both Sellers).

6.4. SURVIVAL OF REPRESENTATIONS. All representations and warranties made by any party in this Agreement shall survive the Closing and be in effect until the termination of eighteen (18) months following the Closing Date, and following such 18 month period, the representations and warranties shall expire and be of no further force or effect.

6.5 NOTICES. All notices required or permitted hereunder to be given to a party pursuant to this Agreement shall be in writing and shall be deemed to have been duly given to the addressee thereof (i) if hand delivered, on the day of delivery, (ii) if given by facsimile transmission, on the business day on which such transmission is sent and confirmed, (iii) if mailed by registered mail, return receipt requested, five business days following the date it was mailed, to such party's address as set forth below or at such other address in Israel as such party shall have furnished to each other party in writing in accordance with this provision:

      If to Macpell: Macpell Industries Ltd.
                     28 Chida Street
                     Bnei Brak 51371
                     Israel
                     Facsimile:+972-3-6189868
                     with a copy to:

                     Dror Brandwein, Adv.
                     Meitar, Liquornik, Geva & Leshem Brandwein.
                     16 Abba Hillel Street,
                     Ramat Gan

                     Israel
                     Facsimile: +972-3-6103111

      If to Arwol:   Arwol Holdings Ltd.
                     At: Volovelsky, Dinstein, Sneh & Co., Law Offices
                     Attn.: Mr. Pinhas Volovelsky, Adv.
                     14 Shenkar Street
                     Herzlia Pituach 46733
                     Israel
                     Facsimile: +972-9-9589695

      If to the Purchaser:

                     N.D.M.S Ltd.
                     c/o FIMI 2001 Ltd.
                     "Rubinstein House"
                     37 Petach Tikva Road
                     Tel: 03-5652244
                     Fax: 03-5652245


      With a copy to:

                     Sharon A. Amir
                     Nascitz, Brandes & Co.
                     5 Tuval Street, Tel-Aviv 67897
                     Israel
                     Tel:03-6235073/76
                     Fax:03-6235021

6.6 WAIVER. Any waiver hereunder must be in writing, duly authorized and signed by the party to be bound, and shall be effective only in the specific instance and for the purpose for which it was given. No failure or delay on the part of any Seller or the Purchaser in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

6.7 ENTIRE AGREEMENT. This Agreement, the exhibits and the schedules hereto constitute the entire agreement among the parties hereto and supersede any other agreement that may have been made or entered into by any Seller or the Purchaser relating to the transactions contemplated by this Agreement.

6.8 AMENDMENTS. This Agreement may be amended or modified in whole or in part only by a duly authorized written agreement that refers to this Agreement and is signed by the parties hereto.

6.9 LIMITATIONS ON RIGHTS OF THIRD PARTIES. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any person, other than the Sellers and the Purchaser, any rights or remedies under this Agreement.

6.10 CAPTIONS PREAMBLE, AND EXHIBITS. The captions in this Agreement are inserted for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. The Preamble, Schedules and Exhibits are an integral and inseparable part of this Agreement.

6.11 COUNTERPARTS. This Agreement may be executed in counterparts and by facsimile signature, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.12 GOVERNING LAW; DISPUTE RESOLUTION. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Israel. Any dispute arising under or with respect to this Agreement shall be resolved exclusively in the appropriate court in Tel Aviv, Israel.

6.13 FURTHER ASSURANCES. The parties hereto shall execute and deliver such additional documents and shall take such additional actions (including without limitation procuring such resolutions or regulatory approvals) as may be reasonably necessary or appropriate to effect the provisions and purposes of this Agreement and the consummation of the transactions contemplated hereby.

6.14 SEVERABILITY. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

6.15 MANNER OF PAYMENT. All payments that are paid pursuant to this Agreement shall be paid in U.S. Dollars to each party's respective bank accounts, as shall be designated by or on behalf of such party from time to time. All payments shall be made by initiating such payments on a banking day, before 11.00 a.m., Israel time, by bank wire transfer in immediately available funds, marked for attention as indicated.

6.15 SUCCESSORS AND ASSIGNS;

Except as otherwise expressly stated to the contrary herein, each of the parties hereto shall not assign or transfer any of its rights or obligations hereunder without the written consent of the other parties and the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns under law ("HA'AVARA AL PI DIN"), heirs, executors, and administrators of the parties.

6.16 HEITER ISKA. Wherever this Agreement, or any other future agreement between the parties hereto, refers to loans and/or interest rates, such agreements will be subject to Heiter Iska, under the customary terms used for that purpose in Israeli banks.


              [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, Macpell, Arwol and the Purchaser have each caused this Agreement to be duly executed as of the date first above written.



Arwol Holdings Ltd.
By: /s/Arie Wolfson
    ---------------------------------
Name    Arie Wolfson
      -------------------------------
Title: Chairman of the Board
      -------------------------------

Macpell Industries Ltd.
By: /s/ Arie Wolfson / /s/ Eli Azriel
    ---------------------------------
Name:   Arie Wolfson / Eli Azriel
      ---------------------------------

Title: Chairman of the Board / Controller
      ------------------------------------

Norfet, Limited Partnership

By: /s/ Ishay Davidi
    ---------------------------------
Name:     Ishay Davidi
      -------------------------------
Title:
      -------------------------------